FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2025

BEQUEST BONDS I, INC.

Commission File No. 024-12498

99-1995030

I.R.S Employer Identification No.

Delaware

(State or other jurisdiction of incorporation or organization)

1255 N Gulfstream Ave, Suite 101

Sarasota FL 34236

Office: (941) 957-9979

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC | Crowdfunding Lawyers

101 S. Woodrow Ln., Ste 101

Denton, TX 76205

(940) 205-5167

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Bonds, Class B Bonds, Class C Bonds, Class D Bonds, Class E Bonds, Class F Bonds

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Bequest Bonds I, Inc. (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, achievements, or industry results to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These risk factors include, but are not limited to, the factors referenced in the Bequest Bonds I, Inc. Amended Offering Circular filed pursuant to Regulation A, dated October 28, 2024, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 6, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the related disclosures of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Bequest Bonds I, Inc.

Annual Report on Form 1-K

For the Year ended December 31, 2025

i

Part II

Bequest Bonds I, Inc.

Item 1. Business

Our Business

Bequest Bonds I, Inc. (the “Company”) is a Delaware corporation that invests in performing, re-performing, and non-performing residential mortgage loans (and related instruments) and, on a more limited basis, business loans, private real estate loans, and preferred equity and limited partner interests in target companies and funds engaged in similar activities. The Company funds these investments primarily with proceeds from the sale of its bonds and plans to repay its bonds with the proceeds of those investments.

The Company was originally formed as a Delaware limited liability company on February 15, 2024 under the name “Bequest Bonds I, LLC.” On August 30, 2024, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State pursuant to Section 265 of the Delaware General Corporation Law, converting from a limited liability company into a Delaware stock corporation under the name “Bequest Bonds I, Inc.” The Company is owned entirely by Bequest Capital, LLC (the “Shareholder”), was previously administered by Bequest Capital, LLC pursuant to a Management Services Agreement, and, as of March 31, 2026, is now administered by Bequest Asset Management, LLC (“New Manager”). The Company’s principal executive offices are located at 1255 N Gulfstream Avenue, Suite 101, Sarasota, Florida 34236.

The Company’s investment objectives are to (i) preserve and protect each bondholder’s invested capital, (ii) provide each bondholder with the periodic interest return commensurate with the class of bonds held, (iii) return each bondholder’s invested principal in accordance with the terms of the bonds, and (iv) generate additional profits which can be paid to the Shareholder after all bonds are paid in full. No assurance can be given that these objectives will be attained, and the value of the Company’s investments may decrease.

Company History and Management Structure

The Company was originally formed in February 2024 and converted to a Delaware corporation in August 2024. The Company’s offering of bonds was qualified by the U.S. Securities and Exchange Commission under Regulation A on February 1, 2025, and the Company began acquiring assets in Q2 2025. During 2025, the Company was managed under a Management Services Agreement originally dated April 1, 2024 (the “Management Agreement”) between the Company and LMMS Management, LLC. By an Assignment of Management Services Agreement dated June 2, 2025, LMMS Management, LLC assigned all of its right, title, and interest in the Management Agreement to Bequest Capital, LLC, the Company’s sole owner. LMMS Management, LLC has since been dissolved. This Management Agreement remained in force until March 31, 2026, when it was replaced by a new Management Services Agreement (“New Management Agreement”) with Bequest Asset Management, LLC, see “Recent Developments” below.

As of the date of this filing, neither the Company, the Shareholder, the Manager, nor any executive officer or director of any of these entities has been a debtor in any bankruptcy, receivership, or similar proceeding. There has not been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets of the Company outside the ordinary course of business.

Investment Strategy

The Company’s investment strategy is to deploy bond proceeds into a diversified portfolio of debt and debt-related instruments, with a primary focus on residential mortgage loans, executed through both direct acquisitions and investments in target companies and funds. The Company conducts its investments both directly, by purchasing loans for its own account, and indirectly, by acquiring preferred equity, limited partner, or similar interests in pooled investment vehicles (primarily expected to be affiliated companies) that themselves acquire and manage loans and related instruments. The Company’s strategy emphasizes direct acquisitions, supplemented by selective fund and preferred equity investments where the Company can access exposure to specific asset types or sourcing relationships not readily available through direct purchase.

Investments

During 2025, the Company directly acquired a portfolio of 22 performing residential second-lien mortgage loans, and acquiring a preferred equity interest in Bequest Funds, LLC, a related-party fund. See “Operations During 2025” below.

As of May 19, 2026, giving effect to the SA1248 Acquisition described under “Recent Developments” below, the Company holds an outstanding unpaid principal balance of approximately $3,301,000 across 40 loans, and an aggregate appraised property value of approximately $18.9 million. The portfolio has a weighted average combined loan-to-value (CLTV) of approximately 67% and a weighted average investment-to-value (ITV, defined as the sum of senior lien balances plus the Company’s cost basis, divided by appraised property value) of approximately 64%. Interest rates on the loans range from approximately 7.00% to 14.75% per annum, averaging approximately 11.1% on a balance-weighted basis. The loans are fully amortizing fixed-rate loans, secured by owner-occupied single-family residential properties located in approximately 18 states, with no single loan representing more than approximately 5% of the Company’s outstanding loan portfolio. Approximately 76.47% of the loans (by count) are contract current, 17.65% are 1-30 days delinquent, 2.94% 61-90 days delinquent and 2.94% are 121+ days delinquent as of the date of this Annual Report.

As of May 19, 2026, the Company’s other primary asset was approximately $2,957,000 in preferred equity of Bequest Funds, LLC, an affiliate of the Shareholder, the New Manager, and the Principals. The preferred equity earns a stated preferred return of approximately 10% per annum, with distributions paid monthly. The Company’s preferred equity holds the same priority position as other preferred equity investors in Bequest Funds, LLC. Redemptions of the preferred equity are made at the discretion of the manager of Bequest Funds, LLC (which is also the Shareholder) in accordance with the operating documents of that vehicle. In February 2026, Bequest Funds, LLC suspended payment of operating preferred returns after identifying that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. The Company’s preferred returns continue to accrue, and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, but the timing of such payments is not currently known. In addition, the Company’s ability to obtain redemptions of its preferred equity in Bequest Funds, LLC may be disrupted for at least the next several months. See also Note 13 to the financial statements included in this Annual Report.

The Company invests, or may invest, in the following categories of assets:

Residential Mortgage Loans. The Company’s primary asset class is residential mortgage loans, including performing, re-performing, and non-performing first-lien and second-lien loans. A residential mortgage loan is generally treated as performing if the borrower is current on payments under the note, re-performing if the borrower has returned to current status for at least six months after a period of delinquency, and non-performing if the borrower has failed to make payments for at least 90 days. As of December 31, 2025, the Company’s directly held loan portfolio consisted entirely of performing residential second-lien mortgages.

Preferred Equity and Fund Interests. The Company may acquire preferred equity, limited partner, or similar interests in pooled investment vehicles and operating entities that themselves acquire and manage loans, real estate, or related instruments. Such interests typically entitle the Company to a stated preferred return and contractual redemption rights. As of December 31, 2025, the Company held a preferred equity interest in Bequest Funds, LLC. Bequest Funds, LLC is an affiliate of the Shareholder, the New Manager, and the Principals. See “Item 5. Interest of Management and Others in Certain Transactions.”

Business Loans. The Company may acquire business loans and business notes originated in connection with business sales or working-capital financings. Where the Company acquires this asset class, it expects to evaluate the borrower’s business operations, business assets, the strength of any personal guaranty, and available collateral in order to assess creditworthiness and valuation.

Private Real Estate Loans. The Company may, on an opportunistic basis, originate or acquire private real estate loans extended to third-party real estate investors and rehabbers. The Company has not committed to specific economic terms, lien positions, or maturities for this asset class, and intends to evaluate any such loans on a case-by-case basis based on prevailing market conditions. The Company did not originate or acquire any such loans during 2025.

Speculative Debt-Related Sleeve. The Company may allocate up to 10% of its total invested capital to more speculative debt-related assets, which may include consumer loans and asset-backed receivables (such as factoring, equipment finance, or merchant cash advance receivables), in each case acquired indirectly through a sponsor or fund and structured as a business loan or fund interest. The Company does not expect to originate or acquire consumer loans or asset-backed receivables directly.

Investment Guidelines

The Company applies the following general guidelines in evaluating directly acquired residential mortgage loans:

●	Geography. Loans secured by real property located in the United States.

●	Lien Position. First-lien or second-lien mortgages.

●	Borrower Equity. Generally, a minimum of 20% borrower equity in the underlying property at the time of acquisition.

●	Target Gross Yield. Target gross yield of 8% to 14% on directly acquired loans.

●	Concentration. No single loan is expected to represent more than 5% of the Company’s invested capital. The Company has not adopted concentration limits by state of property location or by originator.

These guidelines are not investment covenants and may be adjusted by the New Manager and the Investment Committee from time to time as market conditions warrant. The Company has not adopted a target individual loan size; loan sizes are determined on a case-by-case basis.

Sourcing

The Company sources investments from a network of third-party loan originators, loan servicers, wholesale note sellers, secondary-market sellers, and other lending-industry participants, as well as from affiliates of the New Manager. Affiliated transactions are conducted on terms intended to be substantially equivalent to those that would apply to a similarly situated unaffiliated investor. See “Item 5. Interest of Management and Others in Certain Transactions.”

Real Estate Loan Operations

For directly acquired residential mortgage loans, the Company conducts operations through four general stages prior to liquidation of a loan:

Administration. The Company sends each newly acquired loan to a licensed independent loan servicing company. The Company has used FCI Lender Services, Inc. as its loan servicer. Following onboarding, the Company sends required legal notices to the homeowner of the underlying property, reviews collateral files and the loan accounting, and records the assignment of mortgage in the appropriate jurisdictions to perfect the Company’s security interest.

Risk Management. The Company assesses the risks associated with holding each loan, including the status of any other liens on the underlying property, the property’s tax and insurance status, and any special liens or other title issues that could affect the Company’s collateral position. For non-performing loans (none of which were held as of December 31, 2025), or where defaults occur on a previously performing loan, the New Manager applies its experience in working out or modifying loans with the goal of returning borrowers to performing status.

Borrower Management. Routine borrower management is handled by the loan servicer. In the event a loan becomes non-performing, the Company follows up with the borrower to assess the homeowner’s intentions and determine the best course of action. Depending on the borrower’s circumstances, which can range from cooperative to hostile, and from solvent to in bankruptcy or deceased, the New Manager designs a plan that may involve modification, repayment terms, or, where appropriate, legal action. Where a loan was acquired with a warranty of performance from the seller, the Company will work with the seller to address default events covered by such warranty.

Exit Strategies. The Company derives revenue from several exit strategies. Its primary exit strategy is to hold a loan and collect payments until the loan is refinanced, paid off, or sold. Depending on the cash flow and market value of a loan, the Company may continue to hold and service it or may sell the loan to a third party. Exit revenue may take the form of partial then full payments over time, full payments with arrears paid at exit, discounted or short-term payment of arrears combined with monthly payments, or various combinations thereof. The Company may also refinance or restructure loans, and may offer seller assistance in cases involving cooperative homeowners.

Preferred Equity and Fund Investments

For preferred equity, limited partner, and similar fund interests, the Company conducts due diligence on the sponsor, the underlying investment strategy, the contractual return profile, redemption rights, and reporting practices of the target vehicle. The Company’s preferred equity investment in Bequest Funds, LLC is described under “Operations During 2025” and “Item 5. Interest of Management and Others in Certain Transactions.”

Operations During 2025

During the year ended December 31, 2025, the Company deployed bond proceeds across two principal investments:

Investment in Bequest Funds, LLC. During 2025, the Company acquired a preferred equity interest in Bequest Funds, LLC, with cash contributions totaling $2,932,000 during the year and partial redemptions totaling $559,400. As of December 31, 2025, the Company’s net investment in Bequest Funds, LLC was $2,482,000, and the Company had recognized $109,400 of preferred return income with respect to this investment for the year. Bequest Funds, LLC is an affiliate of the Shareholder, the New Manager, and the Principals. See “Item 5. Interest of Management and Others in Certain Transactions.”

Acquisition of Residential Second-Lien Mortgage Loan Portfolio. In December 2025, the Company acquired a portfolio of 22 performing residential second-lien mortgage loans from an unaffiliated third-party seller and originator in a single transaction. The aggregate cost of the portfolio was approximately $1,499,560, and the aggregate carrying value of the portfolio at December 31, 2025 was approximately $1,502,895. FCI Lender Services, Inc. serves as the loan servicer for this portfolio.

The Company did not acquire commercial real estate, real estate technology investments, business loans, or private real estate loans during 2025.

Recent Developments

Strategic Refocus on Private Credit. During the first quarter of 2026, the Company refocused its investment strategy more specifically on private credit opportunities, with primary emphasis on the residential mortgage loan and fund preferred equity strategies described under “Investment Strategy” above. As part of this refocus, the Company determined that it does not intend to pursue commercial real estate or real estate technology investments going forward, and the descriptions of those strategies that appeared in the Company’s offering circular and prior periodic reports no longer reflect the Company’s current investment focus.

Manager Change. On March 31, 2026, Bequest Asset Management, LLC, a newly formed Delaware limited liability company, was appointed as the Company’s manager pursuant to a new Management Services Agreement, replacing Bequest Capital, LLC in that role. See “Item 6. New Management Services Agreement.” The Investment Committee was also reconstituted in connection with the management transition. See “Item 3. Directors and Officers.”

Temporary Suspension of Payment of Operating Preferred Returns by Bequest Funds, LLC. In January 2026, Bequest Funds, LLC (into which the Company had invested approximately 55% of its assets as of December 31, 2025) identified that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. As of February 2026, Bequest Funds, LLC suspended payment of operating preferred returns while it evaluates the matter and determines appropriate remedial measures. While the Company’s preferred returns continue to accrue and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, the timing of such payments is not currently known, and the Company is unlikely to be able to redeem portions of its investment in Bequest Funds, LLC until payments of preferred returns resume. Additionally, because Bequest Funds, LLC’s investigation is ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances with the Affiliated Funds, and the recognition of preferred return income in future periods cannot be reasonably estimated as of the date of this Annual Report. See “Item 5. Interest of Management and Others in Certain Transactions” and Note 13 to the financial statements included in this Annual Report.

Subsequent Acquisition of SA1248 Loan Portfolio. On May 19, 2026, the Company acquired a portfolio of 12 performing residential second-lien mortgage loans (the “SA1248 Portfolio”) from an unaffiliated third-party seller, Harwood Asset Management, LLC, in a transaction sourced through SitusAMC and governed by a Mortgage Loan Purchase Agreement governed by the laws of the State of Texas. The aggregate purchase price was $1,316,649.19, consisting of $1,303,876.50 of principal proceeds (representing approximately 87.39% of the aggregate unpaid principal balance of $1,492,023.32 as of the May 14, 2026 cut-off date) and $12,772.69 of accrued interest. The 12 loans are secured by owner-occupied single-family residential properties located in California, Nevada, Utah, Arizona, Georgia, Pennsylvania, New Jersey, Massachusetts, Virginia, and Illinois, bear stated interest rates ranging from 7.00% to 13.46% per annum, and have a weighted average note rate of approximately 10.10%. Standard repurchase remedies for document deficiencies under the Mortgage Loan Purchase Agreement remain available to the Company for 120 days following the closing.

After giving effect to the SA1248 Portfolio acquisition, as of the date of this Annual Report the Company holds approximately 40 directly held residential second-lien mortgage loans with an aggregate unpaid principal balance of approximately $3,301,000 and an aggregate cost basis of approximately $2,921,000. The weighted average combined loan-to-value of the combined portfolio decreased from approximately 71% (immediately prior to the SA1248 closing) to approximately 67%, and the weighted average note rate of the combined portfolio decreased from approximately 11.9% to approximately 11.1%, reflecting the lower-rate, lower-CLTV characteristics of certain of the SA1248 loans.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s audited financial statements and the related notes thereto contained in this Annual Report on Form 1-K (this “Annual Report”) under “Item 7. Financial Statements.” The following discussion contains forward-looking statements that reflect management’s plans, estimates, and beliefs. Actual results could differ materially from those discussed in any forward-looking statement. Unless otherwise indicated, the financial information discussed below is as of, or for the year ended, December 31, 2025.

The Company’s prior fiscal period was a partial period from the Company’s inception on February 15, 2024, through December 31, 2024 (the “Inception Period”). During the Inception Period, the Company had not yet been qualified to issue bonds under Regulation A, did not raise any bond capital, and did not hold any investment assets. As a result, the period-over-period comparisons in the discussion below are limited and, for many line items, are not meaningful.

Overview

The Company’s offering of bonds was qualified by the U.S. Securities and Exchange Commission under Regulation A on February 1, 2025, and the Company began selling bonds and deploying proceeds shortly thereafter. During the year ended December 31, 2025, the Company:

●	Issued bonds across six classes (Classes A, B, C, D, E, and F) under its qualified Regulation A offering, with 4,640 bonds outstanding as of December 31, 2025 and approximately $4,640,000 of aggregate principal reflected as payable to bondholders on the Company’s balance sheet at year end;

●	Acquired a preferred equity interest in Bequest Funds, LLC, with gross cash contributions of $2,932,000 during the year, partial redemptions of $559,400, and recognized $109,400 of preferred return income, resulting in a net investment of $2,482,000 at year end;

●	Acquired a portfolio of 22 performing residential second-lien mortgage loans in December 2025 for an aggregate cost of approximately $1,499,560, with an aggregate carrying value of approximately $1,502,895 at year end; and

●	Held cash and cash equivalents of $462,249 at year end, available for redeployment into additional investments.

The Company recognized total investment income of $136,652 for the year and incurred total operating expenses of $390,858, resulting in a net investment loss of $(254,206). After net realized and unrealized gains of $4,098 on the Company’s investment portfolio, the Company recognized a net loss of $(250,108) for the year ended December 31, 2025, compared to a net loss of $(38,142) for the Inception Period.

Results of Operations

Comparison of the Year Ended December 31, 2025 to the Inception Period (February 15, 2024, through December 31, 2024)

Investment Income. Total investment income was $136,652 for the year ended December 31, 2025, compared to $0 for the Inception Period. Investment income consisted of (i) $109,400 of preferred return income from the Company’s preferred equity interest in Bequest Funds, LLC, (ii) $18,455 of interest income earned principally on the Company’s residential mortgage loan portfolio (substantially all of which was acquired in December 2025) and on short-term cash management positions held pending deployment, and (iii) $8,797 of dividend income from short-term money-market and similar liquidity instruments. The increase in investment income reflects the fact that the Company first deployed bond proceeds during 2025 following Regulation A qualification, whereas no investments were held during the Inception Period.

Operating Expenses. Total operating expenses were $390,858 for the year ended December 31, 2025, compared to $38,142 for the Inception Period, an increase of $352,716. The principal components of operating expenses for 2025 were:

●	Interest expense of $122,732, comprising interest accrued or paid on the Company’s outstanding bonds. Interest expense in the Inception Period was $1,988 and related to a related-party committed line of credit. The substantial increase in 2025 reflects the fact that the Company had no bonds outstanding during the Inception Period and began issuing bonds following Regulation A qualification on February 1, 2025.

●	Professional fees of $120,354, comprising legal, accounting, audit, tax, and similar professional service fees, including fees associated with the Regulation A offering, ongoing offering compliance, the Company’s first full audit cycle as an operating issuer, and various corporate matters. Professional fees were $21,000 in the Inception Period and increased materially in 2025 as the Company moved from formation activities to active offering and operations.

●	Management fees of $57,960, payable to the Shareholder (previously the company’s manager) under the Management Services Agreement at an annualized rate of 3.0% of the Company’s invested capital, calculated as of the last calendar day of each month. No management fees were incurred during the Inception Period because the Company had no invested capital. Management fees grew over the course of 2025 as the Company’s invested capital base expanded.

●	Brokerage and commissions of $36,677, comprising selling commissions and similar costs paid in connection with the bond offering. None were incurred in the Inception Period.

●	Administration fees of $27,000, payable to the Company’s third-party fund administrator. None were incurred in the Inception Period.

●	Other expenses of $26,135, comprising bank fees, insurance, regulatory and ongoing filing costs, and other ordinary-course operating expenses. The Inception Period included $15,154 of filing costs related to the Company’s formation, conversion to a Delaware corporation, and Regulation A qualification, which the Company classified separately as “Filing Costs” in its 2024 financial statements.

Realized and Unrealized Gains. The Company recognized $4,098 of net realized and unrealized gains for the year ended December 31, 2025, consisting of $422 of net realized gains on mortgage loan dispositions, $341 of net realized gains on short-term securities used in cash management, and $3,335 of net unrealized appreciation on the Company’s residential mortgage loan portfolio at year’s end. There were no realized or unrealized gains or losses in the Inception Period.

Net Loss. The Company recognized a net loss of $(250,108) for the year ended December 31, 2025, compared to a net loss of $(38,142) for the Inception Period. The increased net loss principally reflects (i) the start-up nature of the Company’s operations during 2025, (ii) the timing mismatch between the issuance of interest-bearing bonds beginning in February 2025 and the deployment of bond proceeds into income-producing investments (with the most significant single deployment, the residential mortgage loan portfolio, occurring in December 2025 and therefore contributing only a partial month of interest income to 2025 results), and (iii) the Company’s bearing of full-year fixed and variable operating expenses while only a portion of the Company’s capital base was deployed into income-producing assets during the year.

Liquidity and Capital Resources

Sources of Liquidity. The Company’s principal sources of liquidity during 2025 were (i) gross proceeds from the sale of bonds under the Company’s Regulation A offering, (ii) cash flows generated by the Company’s investments, including preferred return distributions and partial redemptions from Bequest Funds, LLC, scheduled mortgage loan payments received in late 2025, and dividend and interest income on short-term cash management positions, and (iii) interest income on cash on hand. As of December 31, 2025, the Company held $462,249 of cash and cash equivalents and a $2,482,000 net investment in Bequest Funds, LLC. The Company’s interest in Bequest Funds, LLC is redeemable in accordance with the operating documents of that vehicle, and the Company has historically been able to obtain partial redemptions on request, although Bequest Funds, LLC retains discretion over the timing and amount of any redemption. Bequest Funds, LLC has, as of February 2026, temporarily suspended payment of operating preferred returns, and the Company should no longer be assumed to be receiving regular preferred return distributions from, or to be able to obtain partial redemptions on request of its preferred equity interest in, Bequest Funds, LLC for at least the next several months. The Company is therefore relying primarily on cash on hand, scheduled mortgage loan payments, and continued bond proceeds, rather than on cash flows from Bequest Funds, LLC, to fund its operations and bondholder obligations.

Bond Offering. The Company’s Regulation A bond offering commenced in Q1 2025 and is being conducted on a continuous basis. The offering authorizes the issuance of up to $75,000,000 of bonds in any 12-month period. During the year ended December 31, 2025, the Company issued bonds across six classes (Classes A, B, C, D, E, and F) bearing the stated coupon rates and term characteristics described in the Company’s offering circular. As of December 31, 2025, the aggregate principal amount reflected as payable to bondholders on the Company’s balance sheet, net of principal redemptions, was approximately $4,640,000. Bond proceeds were the Company’s primary source of new capital during 2025, and management expects bond proceeds to remain the Company’s primary source of new capital during 2026 as the Regulation A offering continues.

Uses of Liquidity. The Company’s principal uses of liquidity during 2025 were (i) the acquisition of a preferred equity interest in Bequest Funds, LLC (gross contributions of $2,932,000), (ii) the acquisition of the residential mortgage loan portfolio (aggregate cost of approximately $1,499,560), (iii) the payment of cash interest on outstanding bonds and scheduled principal redemptions to bondholders, and (iv) the payment of operating expenses described under “Results of Operations” above. Net cash used in investing activities was $3,980,797 for the year, partially offset by partial redemptions from Bequest Funds, LLC and net proceeds from short-term securities used in cash management.

Material Commitments. The Company has no material commitments for capital expenditures as of December 31, 2025, and does not anticipate making any material capital expenditures during 2026. The Company is obligated to pay (i) interest and, in the case of certain bond classes, scheduled principal payments on its outstanding bonds in accordance with the terms of those bonds, (ii) management fees under the Management Services Agreement at an annualized rate of 3.0% of invested capital, and (iii) administration, professional, and other operating expenses incurred in the ordinary course. The Company expects to fund these obligations from cash on hand, cash flows generated by its investments, partial redemptions from Bequest Funds, LLC if needed, and additional bond proceeds from the continued offering.

Off-Balance Sheet Arrangements. As of December 31, 2025, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Going Concern. The auditor’s report accompanying the Company’s financial statements for the period ended December 31, 2024, included an emphasis-of-matter paragraph regarding the Company’s ability to continue as a going concern, which reflected the fact that, at that time, the Company had been recently incorporated and had not yet been capitalized or begun operations. During 2025, the Company received Regulation A qualification, raised bond capital, deployed capital into both fund and direct loan investments, and began generating investment income. The audit report accompanying the Company’s financial statements for the year ended December 31, 2025 contains a disclaimer of opinion (as described under “Disclaimer of Opinion” below) and also includes a Substantial Doubt about the Company’s Ability to Continue as a Going Concern section. Based on the Company’s limited operating history, recurring operating losses, accumulated deficit of $288,250 as of December 31, 2025, and dependence on external financing to fund operations over the next twelve months, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

Disclaimer of Opinion. The audit report accompanying the Company’s financial statements for the year ended December 31, 2025, issued by HBK CPAs & Consultants and dated May 15, 2026, contains a disclaimer of opinion. The auditor states that, because of the significance of the matters described in the basis for disclaimer of opinion section of the auditor’s report, the auditor was not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements. The matters identified in the basis for disclaimer of opinion section of the auditor’s report are summarized as follows:

(i)	the auditor was unable to obtain sufficient appropriate audit evidence regarding the fair value of the Company’s investments, including the Company’s investment in a private investment company stated at $2,482,000 and the Company’s mortgage loans stated at $1,502,895, and was also unable to satisfy itself concerning those amounts by performing alternative auditing procedures;

(ii)	the auditor identified that the Company’s investments in a private investment company and mortgage loans, including investments for which fair value measurement is required, are carried at cost rather than at fair value, which the auditor identified as a departure from accounting principles generally accepted in the United States of America and the Company’s stated accounting policies, and the effects of which on the accompanying financial statements have not been determined;

(iii)	the auditor identified that the Company has not recorded a provision for current and deferred income taxes as required by accounting principles generally accepted in the United States of America under ASC 740, Income Taxes, and the effects of which on the accompanying financial statements have not been determined;

(iv)	with respect to the Company’s liability for bonds issued to investors, which the Company recorded at $4,640,367 as of December 31, 2025, the auditor was unable to reconcile the information provided by the Company’s third-party service provider to the liability recorded by the Company, was unable to obtain sufficient appropriate audit evidence regarding the accuracy and completeness of the recorded liability balance, was unable to properly audit, confirm, or test the appropriate current and noncurrent classification of the payable to bondholders balance at December 31, 2025, and was unable to satisfy itself by performing alternative auditing procedures, and accordingly was unable to obtain sufficient appropriate audit evidence about whether adjustments might be necessary to the recorded bondholder liability; and

(v)	the Company did not provide subsequent-period general ledger details and interim financial statements for the period January 1, 2026 through May 15, 2026 on a timely basis, as a result of which the auditor was unable to perform certain required audit procedures relating to subsequent events and period-end cut-off, and the possible effects of undetected misstatements on the accompanying financial statements could be both material and pervasive.

Investors should consider the matters described above, together with the substantial doubt about the Company’s ability to continue as a going concern discussed under “Going Concern” above, in evaluating an investment in the Company’s bonds. The financial information presented in this Annual Report is derived from financial statements as to which the Company’s auditor has disclaimed an opinion. Management is working with the auditor and the Company’s third-party service providers to address the matters identified in the basis for disclaimer of opinion section of the auditor’s report, including by enhancing the Company’s processes for valuing investments, accounting for income taxes, reconciling bondholder records to the Company’s general ledger, and providing timely subsequent-period financial information to the auditor. All post January 1, 2026 figures in this report are prepared by Management, and were not the subject of the Company’s auditor’s subsequent events procedures.

We believe that we have sufficient capital to continue to fund our expenses over the next twelve months. However, Company cannot provide assurance that its existing assets will generate sufficient cash flow to repay all bonds in full. As of April 30, 2026, the Company had approximately 246 unique investors holding bonds across its six classes (Classes A through F), with outstanding bond principal of approximately $6,808,613.51, $23,039.02 of which were redeemable by investors as of April 30, 2026. No investors have made redemption requests as of April 30, 2026, and the Company held approximately $2,213,719 in cash which it could use to satisfy potential redemptions as of that date.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. We do not have any external sources of capital, other than potential advances from our Shareholder to provide funds for our operations or help us acquire assets. Our Shareholder, however, is under no obligation to advance us any funds.

Trend Information

Continued Capital Deployment. As of December 31, 2025, the Company held $462,249 of cash and cash equivalents and a $2,482,000 net investment in Bequest Funds, LLC, from which it has historically been able to obtain partial redemptions. The Company expects to continue deploying available capital into directly held residential mortgage loans, and, on an opportunistic basis, the other asset classes identified under “Item 1. Business—Investment Strategy.” Because the residential mortgage loan portfolio acquired in December 2025 contributed only a partial month of interest income to 2025 results, the full-year impact of that portfolio on interest income is not reflected in 2025 results and is expected to be reflected for the first time in the year ending December 31, 2026. Subsequent to year-end, on May 19, 2026, the Company further deployed approximately $1,316,649 into the SA1248 Portfolio of 12 additional residential second-lien mortgage loans, as described under “Item 1. Business—Recent Developments—Subsequent Acquisition of SA1248 Loan Portfolio.” The interest income from the SA1248 Portfolio will be recognized prospectively from May 19, 2026 and is not reflected in 2025 results.

Bond Issuance and Deployment Timing. The Company’s net interest margin, the difference between investment income earned on deployed capital and interest expense incurred on outstanding bonds, is sensitive to the pace at which bond proceeds are raised relative to the pace at which proceeds are deployed into income-producing assets. To the extent bond proceeds accumulate ahead of suitable investment opportunities, the Company will continue to incur interest expense on undeployed capital.

Strategic Refocus on Private Credit. As discussed under “Item 1. Business—Recent Developments,” during the first quarter of 2026 the Company refocused its investment strategy more specifically on private credit opportunities, with primary emphasis on residential mortgage loans and fund preferred equity strategies. As part of this refocus, the Company determined that it does not intend to pursue commercial real estate or real estate technology investments going forward. The Company does not expect this refocus to result in the disposition of any existing assets or any near-term change to results of operations beyond the absence of contemplated commercial real estate or real estate technology investments.

Management Transition. As discussed under “Item 3. Directors and Officers” and “Item 6. New Management Services Agreement,” on March 31, 2026, Bequest Asset Management, LLC was appointed as the Company’s manager pursuant to a new Management Services Agreement, replacing Bequest Capital, LLC in that role, and the Investment Committee was reconstituted in connection with the management transition.

Interest Rate and Credit Environment. The Company’s results of operations are sensitive to changes in market interest rates and to the credit performance of the borrowers underlying the Company’s residential mortgage loan portfolio and the assets held by Bequest Funds, LLC. Sustained increases in market interest rates could increase the cost of new bond issuances, while sustained decreases could compress yields available on new mortgage loan acquisitions. Adverse credit developments at the borrower or sponsor level could affect the realizability of the Company’s investments. Management monitors these conditions on an ongoing basis as part of its investment underwriting and ongoing portfolio management processes.

Other Trends, Uncertainties, and Demands. In addition to the matters described in this Item 2 and elsewhere in this Annual Report (including under “Item 1. Business—Recent Developments” and the risk factors discussed in the Company’s offering circular), the Company operates in a market environment characterized by ongoing economic and financial uncertainty. These uncertainties include, but are not limited to, fluctuations in interest rates, inflationary pressures, evolving monetary policy, and changing conditions in the credit and capital markets.

Item 3. Directors and Officers

Management Structure

The Company is currently managed by Bequest Asset Management, LLC (the “New Manager”), which was appointed as the Company’s manager pursuant to a new Management Services Agreement dated March 31, 2026. The Company was previously managed by Bequest Capital, LLC from June 2, 2025, through March 30, 2026 (pursuant to the Management Services Agreement originally dated April 1, 2024, as assigned to Bequest Capital, LLC by LMMS Management, LLC), and by LMMS Management, LLC from the Company’s inception through June 1, 2025 (pursuant to the original Management Services Agreement). LMMS Management, LLC has since been dissolved. See “Item 1. Business—Company History and Management Structure During 2025” and “Item 5. Interest of Management and Others in Certain Transactions.”

The Company has a Board of Directors consisting of three (3) members. As of the date of this Annual Report, the Board of Directors consists of Shawn Muneio, Martin Saenz, and David Friedman. Mr. Friedman replaced P. James Hirchak, Jr. as a director and as the principal officer fulfilling the Chief Financial Officer function for the Company, effective September 15, 2025. Each director holds office until his successor is duly elected and qualified, or until his earlier resignation or removal.

The Company itself does not separately employ executive officers. Pursuant to the Management Services Agreement, day-to-day management of the Company is provided by the New Manager. The principal officers of the New Manager who direct the Company’s business under the Management Services Agreement (the “Designated Officers”) are identified below and are referred to in this Annual Report, where the context requires, as the Company’s Chief Executive Officer, President, Chief Financial Officer, and Chief Commercial Officer, in each case acting in such capacity on behalf of the Company through the New Manager.

Directors, Designated Officers, and Significant Employees.

Name	Age	Position(s)	Date First Appointed
Shawn Muneio	46	Director of the Company; Chief Executive Officer of the New Manager	Director: August 30, 2024 (upon conversion to a Delaware corporation). Officer of Manager: March 31, 2026 (date the New Manager was appointed); previously held equivalent role with prior managers since April 1, 2024.
Martin Saenz	52	Director of the Company; President of the New Manager	Director: August 30, 2024 (upon conversion to a Delaware corporation). Officer of New Manager: March 31, 2026 (date the New Manager was appointed); previously held equivalent role with prior managers since April 1, 2024.
David Friedman	52	Director of the Company; Chief Financial Officer of the New Manager	Director: September 15, 2025. Officer of New Manager: September 15, 2025 (Bequest Capital, LLC, then manager); continued with current New Manager from March 31, 2026.
James Keefe	51	Chief Commercial Officer of the New Manager	Officer of Manager: January 1, 2025 (Bequest Capital, LLC, which was appointed manager on June 2, 2025); continued with New Manager from March 31, 2026.

The Company has confirmed that the four individuals listed above constitute its complete slate of directors and Designated Officers. The Company has no executive officers other than as described above (including no Secretary or Treasurer separately employed by the Company), and no “significant employees” within the meaning of Form 1-A Item 10.

Each director and executive officer of the Company devotes such time to the affairs of the Company as is reasonably necessary to perform his duties; none devotes his full business time to the Company.

Business Experience

The following sets forth the principal occupations and business experience of each director, executive officer, and significant employee of the Company for the past five years.

Shawn Muneio—Director and Chief Executive Officer. Mr. Muneio is a co-founder and 50% owner of Bequest Capital, LLC, the Company’s sole stockholder, and serves as Managing Partner of Bequest Asset Management, LLC, the Company’s manager. Mr. Muneio is responsible for overseeing investment strategies, managing operational risk, and ensuring compliance with applicable securities and commodities laws and regulations. Mr. Muneio has extensive experience managing Regulation D 506(c) and Regulation A funds across private credit, distressed debt, fixed income, and energy infrastructure investments, and has previously held senior leadership roles, including Chief Operating Officer and Chief Investment Officer, at hedge fund startups and other investment management firms. Prior to his fund management career, Mr. Muneio spent approximately 16 years in senior roles at Fortune 100 companies, leading global infrastructure investments and product development initiatives. Mr. Muneio holds a Bachelor of Science in Management Information Systems and an Executive MBA, both from the University of South Florida. Mr. Muneio is also a principal of NDF1, LLC, an affiliate of the New Manager, and is a Managing Partner of Bequest Funds, LLC.

Martin Saenz—Director and President. Mr. Saenz is a co-founder and 50% owner of Bequest Capital, LLC, the Company’s sole stockholder, and serves as a Managing Partner of Bequest Funds, LLC, an affiliate of the New Manager. Since 2009, Mr. Saenz has been a real estate investor, initially acquiring residential and commercial real estate properties in the Washington, D.C. area. In 2013, he launched a private fund focused on the residential mortgage note space, which currently holds approximately $75 million of assets under management. In 2019, Mr. Saenz co-founded Bequest Funds, LLC with Mr. Muneio, where he serves as a Managing Partner; Bequest Funds, LLC is an approximately $50 million Regulation D 506(c) income fund. Mr. Saenz is the author of five books, three of which focus on real estate investing strategies. Mr. Saenz holds a Bachelor of Arts in Philosophy from the University of Texas—San Antonio, an MBA from Drexel University, and a Master of Science in Project Management from George Washington University. Mr. Saenz is also a principal of NDF1, LLC and 2nd Chance Funding, LLC, both affiliates of the New Manager.

David Friedman—Director and Chief Financial Officer. Mr. Friedman has served as a director and as the Chief Financial Officer of the Company since September 15, 2025, succeeding P. James Hirchak, Jr. in those roles. Mr. Friedman also serves as the Chief Financial Officer of Bequest Asset Management, LLC, the Company’s manager. Mr. Friedman has more than 30 years of experience in accounting, finance, and investment operations, with roles spanning accounting, financial planning and analysis, investment banking, corporate development, investor relations, private equity, mergers and acquisitions, and family office leadership. From January 2007 to January 2017, Mr. Friedman served as Managing Director of Rockridge Capital Holdings, LLC, the family investment office for the late Frederick DeLuca, founder of Subway Restaurants. From January 2017 through his appointment with the Company on September 15, 2025, Mr. Friedman served as Managing Director of Warwick Capital Group, a private equity firm backed by a single-family office. Earlier in his career, Mr. Friedman also held Chief Financial Officer positions at various privately held companies. Mr. Friedman holds a Bachelor of Science in Business Administration in Finance and Economics from Western New England University.

James Keefe—Chief Commercial Officer. Mr. Keefe was promoted to Chief Commercial Officer of Bequest Capital, LLC effective January 1, 2025, and assumed the same role with Bequest Asset Management, LLC upon its appointment as the Company’s manager on March 31, 2026. Prior to his promotion, Mr. Keefe served in marketing, investor relations, and business development roles at Bequest Capital, LLC from September 2022 through December 2024. Mr. Keefe is also a member of the Investment Committee. Mr. Keefe has worked across a wide range of industries, including academia, non-profit, biotechnology, and investment management, with approximately 10 years of experience in investor relations management and support. Prior to joining Bequest Capital, LLC in September 2022, Mr. Keefe served in senior product development roles at United Therapeutics Corporation, a publicly traded biopharmaceutical company, from June 2019 to August 2022.

Investment Committee

The Investment Committee is responsible for making all final investment decisions with respect to the capital raised by the Company. The Investment Committee was reconstituted in connection with the appointment of Bequest Asset Management, LLC as the Company’s manager on March 31, 2026. As of the date of this Annual Report, the Investment Committee consists of three (3) members: Shawn Muneio, David Friedman, and James Keefe. From the Company’s inception through March 30, 2026, the Investment Committee was authorized to consist of five (5) seats appointed by the then-current manager. During the year ended December 31, 2025, three of the five Investment Committee seats were filled by Shawn Muneio, Martin Saenz, and P. James Hirchak, Jr.; the remaining two seats were vacant for the entire year. Mr. Hirchak’s service on the Investment Committee ended on September 15, 2025, in connection with his replacement by Mr. Friedman as a director and Chief Financial Officer of the Company.

Family Relationships

There are no family relationships among any of the directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

To the knowledge of the Company, none of Shawn Muneio, Martin Saenz, David Friedman, or James Keefe has, during the past ten years, (i) been a debtor in or otherwise involved in any bankruptcy, receivership, or similar proceeding (whether as a debtor, executive officer, or general partner), (ii) been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or named the subject of a pending criminal proceeding, (iii) been the subject of any order, judgment, or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, or banking activities, or (iv) been the subject of any order, finding, or decree of the U.S. Securities and Exchange Commission, any other federal or state securities or commodities authority, or any self-regulatory organization, finding any violation of federal or state securities or commodities laws or regulations.

Neither the Company, the New Manager, any prior manager (including Bequest Capital, LLC and LMMS Management, LLC), nor any predecessor of the Company has been a debtor in any bankruptcy, receivership, or similar proceeding.

Item 4. Security Ownership of Management and Certain Securityholders

The following tables set forth, as of the date of this Annual Report, certain information regarding the beneficial ownership of the Company’s voting securities by (i) each director of the Company, (ii) each Designated Officer (as defined under “Item 3. Directors and Officers”), (iii) all directors and Designated Officers as a group, and (iv) each person known by the Company to be the beneficial owner of more than 10% of any class of the Company’s voting securities.

The Company’s voting securities consist of its common stock, par value $1,000 per share, of which zero (0) shares were issued and outstanding as of the date of this Annual Report, all held of record by Bequest Capital, LLC. The Company’s bonds are debt securities and do not carry voting rights, and accordingly are not reflected in the tables below.

The tables also set forth the beneficial ownership of the membership interests of Bequest Capital, LLC, the Company’s sole stockholder, because the persons holding such membership interests are deemed to indirectly beneficially own the Company’s voting securities held by Bequest Capital, LLC.

Beneficial Ownership of Bequest Bonds I, Inc.

Name and Address of Beneficial Owner¹	Title of Class	Percent of Class Owned
Bequest Capital, LLC	Common Stock	100%
Shawn Muneio	Common Stock	100% (indirect, through Bequest Capital, LLC)²
Martin Saenz	Common Stock	100% (indirect, through Bequest Capital, LLC)²
David Friedman	Common Stock	—
James Keefe	Common Stock	—
All directors and Designated Officers as a group (4 persons)	Common Stock	100% (indirect)

¹	The address of each beneficial owner listed above is c/o Bequest Bonds I, Inc., 1255 N Gulfstream Avenue, Suite 101, Sarasota, Florida 34236.

²	All shares of the Company’s common stock are held of record by Bequest Capital, LLC. Mr. Muneio and Mr. Saenz, as the only members of Bequest Capital, LLC (each holding a 50% membership interest), are each deemed to share beneficial ownership of the shares of the Company’s common stock held by Bequest Capital, LLC.

Changes in Control

The Company is not aware of any arrangement, including any pledge of the Company’s common stock or of the membership interests in Bequest Capital, LLC, that could at a subsequent date result in a change of control of the Company.

Item 5. Interest of Management and Others in Certain Transactions

The disclosure threshold under this Item 5, the lesser of $120,000 and one percent of the average of the Company’s total assets at year’s end for the last two completed fiscal years, is approximately $22,450 for the year ended December 31, 2025, calculated as one percent of the average of the Company’s total assets at December 31, 2024 ($16,750) and at December 31, 2025 ($4,473,183). The transactions and relationships described below either exceeded that threshold during the reporting period or are otherwise material to an understanding of the Company’s relationships with its directors, Designated Officers, sole stockholder, and affiliates.

The Company is controlled, directly or indirectly, by Shawn Muneio and Martin Saenz. Mr. Muneio and Mr. Saenz together own 100% of the membership interests in Bequest Capital, LLC (each holding 50%), which in turn owns 100% of the issued and outstanding common stock of the Company. Mr. Muneio and Mr. Saenz are also principals of, or hold ownership interests in, the New Manager and certain other affiliates with which the Company has had transactions during the reporting period, as described below. As a result, the relationships and transactions described in this Item 5 involve inherent conflicts of interest, which are also discussed under “Conflicts of Interest” below.

Management Services Agreement and Management Fees

The Company is managed pursuant to a Management Services Agreement (the “Management Agreement”), which has been in effect since the Company’s inception. The Management Agreement was terminated as of March 31, 2026 and replaced with a new Management Services Agreement (“New Management Agreement”) with Bequest Asset Management, LLC. The counterparty providing services to the Company were as follows:

●	From January 1, 2025, through June 1, 2025, services under the Management Agreement were provided by LMMS Management, LLC, the original counterparty under the Management Agreement (dated April 1, 2024). LMMS Management, LLC was at the time owned by Bequest Capital, LLC, which itself is owned 50/50 by Mr. Muneio and Mr. Saenz. LMMS Management, LLC has since been dissolved.

●	From June 2, 2025, through March 30, 2026, services under the Management Agreement were provided by Bequest Capital, LLC, the Company’s sole stockholder, pursuant to an Assignment of Management Services Agreement dated June 2, 2025, by which LMMS Management, LLC assigned all of its right, title, and interest in the Management Agreement to Bequest Capital, LLC. As of the date of this report, Bequest Capital, LLC is owned 50/50 by Mr. Muneio and Mr. Saenz.

●	Effective March 31, 2026, services to the Company are provided by Bequest Asset Management, LLC (“BAM”), pursuant to a New Management Services Agreement of that date. As of the date of this report, BAM’s membership interests are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The respective membership percentages, the timing of admission of any outside members, and the other governance and economic terms applicable to BAM’s members are not finalized as of the date of this Annual Report and remain subject to ongoing structuring. BAM is the current manager (“New Manager”) and is described further below.

Under the Management Agreement and the New Management Agreement, the Company pays a management fee, calculated as an annualized 3.0% of the Company’s total invested capital as of the last calendar day of each month. For the year ended December 31, 2025, the Company incurred management fees of $57,960 in the aggregate, all of which were paid or payable to LMMS Management, LLC and Bequest Capital, LLC for the periods during which each acted as manager. For the period from March 31, 2026, through the date of this Annual Report, management fees have been paid or are payable to BAM.

Both the Management Agreement and the New Management Agreement also entitles the manager to reimbursement of $45,000 for startup and administrative costs incurred prior to the Company’s inception, as reflected in Note 6 to the audited financial statements included in this Annual Report. No portion of this reimbursement has been paid by the Company, and no liability for the reimbursement has been accrued on the Company’s balance sheet. Following the dissolution of LMMS Management, LLC, the original counterparty to the Management Agreement, the Company has determined that it will not fund this reimbursement going forward and does not intend to pay any portion of it to BAM, Bequest Capital, LLC, or any other party.

The New Management Agreement contains additional provisions. See “Item 6. New Management Services Agreement” for additional information.

Ownership of Bequest Asset Management, LLC

BAM was organized as a Delaware limited liability company on March 31, 2026, and was appointed as the Company’s manager on the same date. As of the date of this Annual Report, the membership interests of BAM are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The respective membership percentages, the timing of admission of any outside members, and the other governance and economic terms applicable to BAM’s members are not finalized as of the date of this Annual Report and remain subject to ongoing structuring. BAM’s eventual ownership and economic structure may also be affected by a contemplated capital raise by BAM, the size, structure, and timing of which have not been finalized and which had not commenced as of the date of this Annual Report.

Notwithstanding the foregoing, all management fees payable by the Company under the Management Agreement currently flow to BAM. As a result, each of Mr. Muneio, Mr. Saenz, Mr. Friedman, and Mr. Keefe has, or is expected to have, an indirect economic interest in the management fees received by BAM from the Company by virtue of their respective anticipated ownership interests in BAM.

Investment in Bequest Funds, LLC

During the year ended December 31, 2025, the Company acquired and held a preferred equity interest in Bequest Funds, LLC, an affiliate of the Company. Bequest Funds, LLC is a Regulation D 506(c) private fund. Mr. Saenz and Mr. Muneio serve as Managing Partners of Bequest Funds, LLC and have ownership interests in its sponsor.

For the year ended December 31, 2025, the Company’s transactions with Bequest Funds, LLC were as follows:

●	Cash contributions to Bequest Funds, LLC: $2,932,000;

●	Cash redemptions from Bequest Funds, LLC: $559,400;

●	Preferred return income recognized: $109,400 (of which $88,111 was received in cash during the year and $21,289 remained receivable from Bequest Funds, LLC at December 31, 2025, reported in due from affiliates); and

●	Net investment in Bequest Funds, LLC at December 31, 2025: $2,482,000.

The Company invested in Bequest Funds, LLC on the same terms as other similarly situated investors in that vehicle, including the same preferred return rate, redemption mechanics, and reporting practices.

Subsequent to December 31, 2025, Bequest Funds, LLC identified that it had, at various times, made operating preferred return payments earlier than permitted under its operating agreement. As of February 2026, Bequest Funds, LLC suspended payment of operating preferred returns while it evaluates the matter and determines appropriate remedial measures. Because this evaluation is ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances with Bequest Funds, LLC, and the recognition of preferred return income in future periods cannot be reasonably estimated as of the date of this Annual Report. While the Company’s preferred returns continue to accrue and it is expected that Bequest Funds, LLC will resume payment of operating preferred returns within the next several months, the timing of such payments is not currently known. See also Note 13 to the financial statements included in this Annual Report.

Committed Line of Credit from Bequest Legacy Fund I, LLC

The Company is party to a Committed Line of Credit Note dated April 8, 2024 (the “Line of Credit”) with Bequest Legacy Fund I, LLC, an affiliate of the Company. The Line of Credit has a drawdown limit of $100,000, bears interest at 12.0% per annum on outstanding balances, and was originally scheduled to mature on April 8, 2025. The maturity of the Line of Credit was extended on the same terms as the original Line of Credit, and the Line of Credit remains outstanding as of the date of this Annual Report.

As of December 31, 2024, the outstanding balance under the Line of Credit (including accrued interest) was $37,307. During the year ended December 31, 2025, the Company did not pay any interest in cash to Bequest Legacy Fund I, LLC under the Line of Credit; instead, accrued interest was added to the principal balance. As of December 31, 2025, the outstanding balance under the Line of Credit (including accrued interest) was $51,462.

Bond Holdings by Directors, Officers, and Affiliates

P. James Hirchak, Jr., who served as a director and as the principal officer fulfilling the Chief Financial Officer function for the Company through September 15, 2025, holds Class A bonds of the Company in the aggregate principal amount of $5,000. This holding does not exceed the disclosure threshold under this Item 5 individually, but is disclosed for the avoidance of doubt given Mr. Hirchak’s prior role with the Company. To the knowledge of the Company, no other current or former director or Designated Officer, and no immediate family member of any director or Designated Officer, holds any of the Company’s bonds in an amount that exceeds the disclosure threshold under this Item 5.

Other Affiliate Relationships

Mr. Muneio and Mr. Saenz are also principals of NDF1, LLC, and Mr. Saenz is a principal of 2nd Chance Funding, LLC, each of which is an affiliate of the New Manager and engages in lending and credit activities. The Company did not enter into any transactions with NDF1, LLC or 2nd Chance Funding, LLC during the year ended December 31, 2025. However, the Company may invest in, lend to, or otherwise transact with NDF1, LLC, 2nd Chance Funding, LLC, or other affiliates of the New Manager in future periods. Any such transactions will be subject to review by the Investment Committee and to the conflicts-of-interest considerations described below.

Conflicts of Interest

The Company’s Designated Officers and the New Manager face conflicts of interest in connection with the Company’s investments and operations, including as a result of the following:

Allocation of Investment Opportunities. The New Manager and its principals sponsor or manage other investment vehicles (including Bequest Funds, LLC and Bequest Legacy Fund I, LLC) and may sponsor or manage additional investment vehicles in the future. Investment opportunities suitable for the Company may also be suitable for these other vehicles, and the New Manager may be subject to conflicts in determining how to allocate such opportunities among the Company and other vehicles.

Affiliate Transactions. As described above, the Company has invested in, and continues to hold an interest in, Bequest Funds, LLC, an affiliate of the New Manager, and is a borrower under a Line of Credit from Bequest Legacy Fund I, LLC, an affiliate of the New Manager. Although these transactions have been entered into on terms intended to be substantially equivalent to those that would apply to a similarly situated unaffiliated investor or borrower, the New Manager and its principals have an inherent conflict in evaluating, monitoring, and (where applicable) modifying the terms of these transactions on behalf of the Company.

Indirect Compensation Through the New Manager. As described above, each of the Designated Officers has, or is expected to have, an indirect economic interest in the management fees, expense reimbursements, and other amounts received by the New Manager from the Company. As a result, each Designated Officer may have a financial incentive to favor decisions that increase the Company’s invested capital or that otherwise increase the amounts received by the New Manager.

Common Control. Bequest Capital, LLC is the Company’s sole stockholder and was also the Company’s New Manager from June 2, 2025, through March 30, 2026. As a result, during that period, all decisions regarding the Company’s management, including decisions concerning compensation paid by the Company to the New Manager, were made by an entity that simultaneously served as the Company’s controlling stockholder. The Company’s directors include the two members of Bequest Capital, LLC, and the Designated Officers serve at the direction of the New Manager.

The Company’s policy with respect to affiliate transactions is that any such transaction must be (i) on terms substantially equivalent to those that would apply to a similarly situated unaffiliated counterparty and (ii) reviewed and approved by the Investment Committee. The Company has not adopted a separate written related-party transaction policy or charter.

Item 6. Other Information

New Management Services Agreement

On March 31, 2026, the Company appointed Bequest Asset Management, LLC (the “New Manager”) as the Company’s manager pursuant to a new Management Services Agreement, replacing Bequest Capital, LLC in that role. Pursuant to this agreement, the New Manager provides the Company with management, administrative, investment sourcing, asset management, compliance, reporting, and bond program administration services, subject to the oversight of the Company’s board of directors. The agreement replaced and superseded the Company’s prior management agreement effective as of March 31, 2026. The New Manager is responsible for identifying, evaluating, acquiring, monitoring, managing, and disposing of assets on behalf of the Company, including residential mortgage loans, business loans, private real estate loans, preferred equity interests, and other debt-related investments, as well as overseeing third-party service providers and maintaining the Company’s books and records.

Under the agreement, the Company pays the New Manager a monthly management fee equal to an annualized rate of 3.0% of the Company’s assets under management (“AUM”), calculated based on the aggregate fair value of the Company’s assets without reduction for liabilities. In addition, the Company pays the New Manager acquisition fees on investments acquired by the Company, calculated on a tiered basis ranging from 4.0% to 1.0% of the applicable gross purchase price, a disposition fee equal to 1.0% of the gross sale price of investments sold to third parties, and a financing fee equal to 1.0% of the maximum principal amount available under certain credit facilities arranged by the New Manager. The Company also reimburses the New Manager for specified out-of-pocket expenses incurred in connection with the Company’s operations and offerings, subject to certain limitations and an annual expense cap. The agreement provides that these fees constitute the New Manager’s sole compensation under the agreement and does not provide for any incentive fee or carried interest.

The agreement has an initial term expiring on March 31, 2031, subject to automatic one-year renewal periods unless terminated in accordance with its terms. The Company may terminate the agreement for cause at any time and, following the initial term, may terminate the agreement without cause upon 90 days’ notice, subject to payment of a termination fee equal to the average annual management fee paid during the preceding two fiscal years. The agreement also includes customary provisions relating to standards of care, indemnification, limitation of liability, related-party transaction approval procedures, key person provisions, reporting obligations, and regulatory compliance. However, the New Manager and its affiliates are explicitly permitted to engage in other business activities and manage other investment vehicles with similar investment objectives, and investment opportunities are allocated among such vehicles pursuant to the New Manager’s allocation policies.

Change in Certifying Accountant

Dismissal of Tesseract Advisory Group, LLC

i.	On April 9, 2026, the Company dismissed Tesseract Advisory Group, LLC as the Company’s independent registered public accounting firm.

ii.	Tesseract Advisory Group, LLC’s audit reports on the financial statements of the Company for the fiscal year ended December 31, 2024 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles, except that such reports included an explanatory paragraph describing the uncertainty of the Company’s ability to continue as a going concern.

iii.	The dismissal of Tesseract Advisory Group, LLC was agreed to by the Company’s Board of Directors.

iv.	During the fiscal year ended December 31, 2024, and through January 1, 2026, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) or reportable events (as described under Item 304(a)(1)(v) of Regulation S-K) with Tesseract Advisory Group, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Tesseract Advisory Group, LLC to make reference to the subject matter of the disagreement in connection with its reports.

Appointment of HBK CPAs & Consultants

i.	Following careful deliberation, on April 9, 2026, the Company engaged HBK CPAs & Consultants as the Company’s independent registered public accounting firm, beginning the fiscal year ending December 31, 2025.

ii.	Prior to retaining HBK CPAs & Consultants, the Company did not consult with HBK CPAs & Consultants regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

Item 7. Financial Statements

BEQUEST BONDS I, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

BEQUEST BONDS I, INC.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

of Bequest Bonds I, Inc.

Disclaimer of Opinion

We were engaged to audit the accompanying financial statements of Bequest Bonds I, Inc. (a Delaware corporation) (the “Company”), which comprise the statements of assets and liabilities as of December 31, 2025 and 2024, and the related statements of operations, changes in accumulated deficit, cash flows, and schedule of investments for the years then ended, and the related notes to the financial statements.

We do not express an opinion on the financial statements of Bequest Bonds I, Inc., referred to above. Because of the significance of the matters described in the Basis for Disclaimer of Opinion section of our report, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the financial statements.

Basis for Disclaimer of Opinion

As described in Note 3 to the financial statements, the Company has recorded investments, including its investments in a private investment company, stated at $2,482,000, and mortgage loans, stated at $1,502,895, for which we were unable to obtain sufficient appropriate audit evidence regarding fair value. With respect to the investments in a private investment company, management’s policy is to value such investments at their net asset value as reported by the underlying funds in accordance with their respective offering memorandums and to apply the practical expedient on an investment-by-investment basis; however, we were unable to obtain sufficient appropriate audit evidence to support the net asset values reported by the underlying funds, including adequate support for the underlying fund net asset value calculations or independent corroboration. With respect to the mortgage loans, we were unable to obtain sufficient appropriate audit evidence supporting the existence of the related mortgage loans, including the existence assertion, and the valuation methodologies, significant assumptions, and inputs used by management to estimate fair value. We were also unable to satisfy ourselves concerning those amounts by performing alternative auditing procedures.

Also, as described in Note 3 to the financial statements, investments in private investment companies and mortgage loans, including investments for which fair value measurement is required, are carried at cost rather than at fair value in accordance with accounting principles generally accepted in the United States of America. Under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, and the Company’s stated accounting policies, such investments should be measured at fair value or net asset value, with related changes recognized in accordance with the applicable financial reporting framework. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

In addition, as described in Note 2 to the financial statements, the Company has not recorded a provision for current and deferred income taxes as required by accounting principles generally accepted in the United States of America. Under ASC 740, Income Taxes, management is required to recognize current and deferred income taxes, as applicable. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

In addition, as described in Note 10 to the financial statements, the Company has recorded a liability related to bonds issued to investors in the amount of $4,640,367. The Company engages an independent third-party service provider to administer the bondholder records and provide related schedules and reports. We obtained schedules of bond series and related balances from this third-party service provider and used those schedules in performing our audit procedures over the bondholder liability; however, we were unable to reconcile the information provided by the third-party service provider to the liability recorded by the Company, and we were unable to obtain sufficient appropriate audit evidence regarding the accuracy and completeness of the recorded liability balance. In addition, we were unable to obtain sufficient appropriate audit evidence to properly audit, confirm, or test the appropriate current and noncurrent classification of the payable to bondholders balance at December 31, 2025. We were also unable to satisfy ourselves by performing alternative auditing procedures. Accordingly, we were unable to obtain sufficient appropriate audit evidence about whether adjustments might be necessary to the recorded bondholder liability.

HILL, BARTH & KING LLC | 1500 LAKE SHORE DRIVE, SUITE 120 | COLUMBUS, OH 43204 | TEL 614-228-4000 | FAX 614-228-4040 | HBKCPA.COM

In addition, as described in Note 12 to the financial statements, the Company did not provide subsequent-period general ledger details and interim financial statements for the period (1/1/2026 through 5/15/2026) on a timely basis. As a result, we were unable to perform certain required audit procedures relating to subsequent events and period-end cut-off. Accordingly, the possible effects of undetected misstatements on the accompanying financial statement could be both material and pervasive.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company’s limited operating history, recurring operating losses, accumulated deficit, and dependence on external financing to fund operations over the next twelve months raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Prior Period Financial Statements

The financial statements of Bequest Bonds, I, Inc. as of December 31, 2024 were audited by other auditors whose report dated February 6, 2025, on those statements expressed an unmodified opinion and included a going concern section that described the fact that the Company was recently incorporated and had yet to receive financing or begin full operations as discussed in Note 5 to the 2024 financial statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Bonds I, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our responsibility is to conduct an audit of Bequest Bonds I, Inc.’s financial statements in accordance with auditing standards generally accepted in the United States of America and to issue an auditor’s report. However, because of the matter described in the Basis for Disclaimer of Opinion section of our report, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on these financial statements.

We are required to be independent of Bequest Bonds I, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit.

Columbus, Ohio

May 15, 2026

BEQUEST BONDS I, INC.

STATEMENTS OF ASSETS AND LIABILITIES

(Expressed in United States Dollars)

December 31, 2025 and December 31, 2024

	2025	2024
Assets
Current assets
Cash and cash equivalents	$462,249	$-
Due from affiliates	21,289	-
Interest receivable	2,046	-
Prepaid expenses	-	16,750
Other receivables	2,704	-
Total current assets	488,288	16,750
Non-current assets
Investment in private investment company	2,482,000	-
Mortgage loans held for investment	1,502,895	-
Total non-current assets	3,984,895	-
Total assets	$4,473,183	$16,750
Liabilities and accumulated deficit
Current liabilities
Payable to bondholders	$4,640,367	$-
Due to affiliates	51,462	54,057
Management fees payable	45,981	-
Professional fees payable	23,623	835
Total current liabilities	4,761,433	54,892
Total liabilities	4,761,433	54,892
Accumulated deficit	(288,250)	(38,142)
Total liabilities and accumulated deficit	$4,473,183	$16,750

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF OPERATIONS

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	2025	2024*
Investment income
Preferred return	$109,400	$-
Interest income	18,455	-
Dividend income	8,797	-
Total investment income	136,652	-
Expenses
Interest expenses	122,732	1,988
Professional fees	120,354	21,000
Management fees	57,960	-
Brokerage and commissions	36,677	-
Administration fees	27,000	-
Filing costs	-	15,154
Other expenses	26,135	-
Total expenses	390,858	38,142
Net investment loss	(254,206)	(38,142)
Realized and change in unrealized gain
Net realized gain from mortgage loans	422	-
Net realized gain from securities	341	-
Net unrealized gain from mortgage loans	3,335	-
Net realized and change in unrealized gain	4,098	-
Net loss	$(250,108)	$(38,142)

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CHANGES IN ACCUMULATED DEFICIT

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	Manager	Stockholders	Total
Accumulated deficit, February 15, 2024*	$-	$-	$-
Allocation of net loss:
Pro-rata allocation	(38,142)	-	(38,142)
	(38,142)	-	(38,142)
Accumulated deficit, December 31, 2024	$(38,142)	$-	$(38,142)
Accumulated deficit, January 1, 2025	$(38,142)	$-	$(38,142)
Allocation of net loss:
Pro-rata allocation	(250,108)	-	(250,108)
	(250,108)	-	(250,108)
Accumulated deficit, December 31, 2025	$(288,250)	$-	$(288,250)

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

For the years ended December 31, 2025 and December 31, 2024

	2025	2024 *
Cash flows from operating activities
Net loss	$(250,108)	$(38,142)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain from mortgage loans	(422)	-
Net realized gain from securities	(341)	-
Net unrealized gain from mortgage loans	(3,335)	-
Changes in operating assets and liabilities:
Due from affiliates	(21,289)	-
Interest receivable	(2,046)	-
Prepaid expenses	16,750	(16,750)
Other receivables	(2,704)	-
Due to affiliates	(2,595)	54,057
Management fees payable	45,981	-
Professional fees payable	22,788	835
Net cash used in operating activities	(197,321)	-
Cash flows from investing activities
Purchases of mortgage loans	(1,502,895)	-
Proceeds from sale of mortgage loans	3,757	-
Purchases of securities	(2,405,729)	-
Proceeds from sale of securities	2,406,070	-
Contributions to investments in private investment company	(2,932,000)	-
Redemptions of capital from investments in private investment company	450,000	-
Net cash used in investing activities	(3,980,797)	-
Cash flows from financing activities
Proceeds from issuance of bonds payable to bondholders	4,640,367	-
Net cash provided by financing activities	4,640,367	-
Net increase in cash and cash equivalents	462,249	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$462,249	$-
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$122,732	$1,988

*	For the period (since inception on February 15, 2024) ended December 31, 2024

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2025

	Maturity/pay off date range	Interest rate range	Percentage of net assets	Fair Value
Investments in private investment company, at net asset value
United States
Bequest Funds, LLC			(861.06)%	$2,482,000
Total investments in private investment company, at net asset value			(861.06)%	$2,482,000
Investments in mortgage loans, at fair value
United States
California	03/01/2040-03/01/2055	11.38%-11.75%	(84.14)%	$242,538
New Jersey	08/01/2035-04/01/2040	12.25%-14.75%	(79.99)	230,576
Florida	02/01/2055-07/01/2055	10.38%-11.75%	(69.46)	200,218
Pennsylvania	02/01/2035-05/01/2040	11.25%-13.25%	(56.25)	162,140
New Mexico	04/01/2035	11.50%	(45.40)	130,868
Texas	04/01/2035-03/01/2040	12.38%-14.50%	(40.14)	115,701
Wisconsin	05/01/2055	11.63%	(36.67)	105,710
Arizona	04/01/2040-05/01/2040	12.25%-13.13%	(35.54)	102,437
Ohio	02/01/2035	11.75%	(25.18)	72,587
Nebraska	04/01/2035	12.75%	(17.85)	51,465
Maryland	04/01/2035	11.13%	(15.68)	45,207
Michigan	05/01/2035	13.00%	(7.99)	23,030
Oklahoma	12/01/2039	12.50%	(7.08)	20,418
Total investments in mortgage loans, at fair value			(521.37)%	$1,502,895

*	For the period (since inception on February 15, 2024) ended December 31, 2024, the Company did not hold any investments.

See accompanying notes to financial statements.

BEQUEST BONDS I, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and December 31, 2024

1. Organization

Nature of operations

Bequest Bonds I, Inc. (the “Company”) is a Delaware corporation that invests in performing, re-performing, and non-performing residential mortgage loans (and related instruments) and, on a more limited basis, business loans, private real estate loans, and preferred equity and limited partner interests in target companies and funds engaged in similar activities. The Company funds these investments primarily with proceeds from the sale of its bonds and intends to repay its bonds with the proceeds of those investments. The Company is owned entirely by Bequest Capital, LLC, and its principal executive offices are located at 1255 N Gulfstream Avenue, Suite 101, Sarasota, Florida 34236.

The Company was originally formed as a Delaware limited liability company on February 15, 2024 under the name “Bequest Bonds I, LLC.” On August 30, 2024, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State pursuant to Section 265 of the Delaware General Corporation Law, converting from a limited liability company into a Delaware stock corporation under the name “Bequest Bonds I, Inc.”

The Company is offering a maximum of $75,000,000 in its Series A Bonds (the “Bonds”) pursuant to its offering circular. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000 (the “Minimum Purchase Amount”); however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts.

The Bonds described in the offering circular will be offered and sold on a continuous basis directly through the website www.bqfunds.com.

The aggregate initial offering price of the Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Bonds that need to be sold as a condition of closing this offering. This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering.

An investment in the Company involves numerous risks and uncertainties, including the following:

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives;

●	We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives;

●	We have set the offering price in this Offering arbitrarily and it may not reflect the value of the Bonds; and

●	There is no minimum amount required as a condition of our accepting subscriptions and using the funds raised in this offering.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”), except as described in the GAAP departures discussed under the captions “Fair value – valuation techniques and inputs” and “Income taxes” below and in Note 3 and Note 10. The financial statements have been prepared on the accrual basis of accounting. The Company is an investment company and follows the accounting and reporting guidance in FASB ASC Topic 946, Financial Services - Investment Companies.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include short-term investments and highly liquid investments in money market instruments with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates fair market value. As of December 31, 2025, the Company held $462,249 as cash and cash equivalents in the statements of assets and liabilities. As of December 31, 2024, the Company did not hold any cash and cash equivalents in the statements of assets and liabilities.

Fair value – definition and hierarchy

GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company is able to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets; (b) quoted prices for identical or similar assets in markets that are not active; (c) inputs other than quoted prices that are observable for the asset; or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Valuations based on inputs that are unobservable and significant to the entire fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value – valuation techniques and inputs

Mortgage loans

The Company’s stated accounting policy is to measure mortgage loans at fair value, with changes in fair value recognized as unrealized gains or losses in the statements of operations for the applicable reporting period. Fair value would reflect management’s estimate of the price that would be received to sell the mortgage loans in an orderly transaction between market participants at the measurement date.

Interest income on mortgage loans is recognized based on the stated contractual interest rate and reported in interest income as earned. Interest receivable is accrued only when collection of such amounts is considered probable.

Departure from U.S. GAAP. Accounting principles generally accepted in the United States of America (U.S. GAAP) require the Company’s mortgage loans to be measured at fair value, with related changes recognized in the statements of operations, in accordance with ASC 820. Currently, the Company’s mortgage loans are carried at historical cost. Management has not completed valuation procedures sufficient to support a fair value measurement under ASC 820 for these instruments as of the reporting date, and the Company has not obtained an independent third-party valuation of the mortgage loan portfolio. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined. See Note 3.

The Company invests in mortgage loans for which no readily available observable market prices exist. When fair value is determined, the Company expects to use valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. These valuation techniques may include discounted cash flow models that incorporate assumptions regarding market interest rates, borrower credit risk, expected prepayment speeds, and collateral values.

Mortgage loan fair values, when measured, would not be adjusted for discounts, premiums, deferred loan origination fees, or origination costs, as these items are intended to be reflected in the fair value measurement. Principal payments received reduce the carrying value of the mortgage loans.

The Company performs a credit risk assessment of each borrower at least annually. Changes in credit quality, market conditions, or other relevant factors are expected to be reflected directly in the fair value of the mortgage loans and result in corresponding unrealized gains or losses recognized in earnings for the period.

Because the Company’s stated policy is to carry mortgage loans at fair value, no allowance for loan losses is recorded, as credit risk is intended to be incorporated into the fair value measurement.

Private investment company

The Company’s stated accounting policy is to value investments in private investment company at their net asset value (NAV) as reported by the underlying funds in accordance with their respective offering memorandums. The Company applies, or intends to apply, the NAV practical expedient, as permitted under ASC 820 (Fair Value Measurement), to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company’s entire position in private investment company, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation.

Departure from U.S. GAAP: U.S. GAAP requires the Company’s investment in private investment company to be measured at fair value, or at net asset value (NAV) as permitted under the practical expedient in ASC 820. Currently, the Company’s investment in an affiliated private investment company is carried at historical cost. Because the underlying affiliated fund is not subject to an independent annual audit, management is unable to obtain sufficient, verifiable third-party audit evidence (such as audited financial statements of the underlying fund) required to substantiate a fair value or NAV measurement. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined. See Note 3.

Investment transactions

Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investment transactions are determined using the first-in-first-out (FIFO) method. Net unrealized gains or losses are reported on the statements of operations.

Preferred return income is recorded when earned and is derived from the Company’s investment in private investment company.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Income taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are intended to be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and uses a calendar year end for income tax reporting purposes.

Departure from U.S. GAAP: Under ASC 740, Income Taxes, management is required to recognize current and deferred income taxes, as applicable. As of December 31, 2025, the Company has not recorded a provision for current and deferred income taxes. Management is in the process of evaluating the Company’s current and deferred tax positions, including the recognition and measurement of deferred tax assets attributable to net operating loss carryforwards and other temporary differences, and the related need for any valuation allowance. The effects of this departure from accounting principles generally accepted in the United States of America on the accompanying financial statements have not been determined.

Comprehensive income

The Company does not have any comprehensive income items other than net loss.

Recent accounting pronouncements

Adoption of Accounting Standard Update (“ASU”) 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

On January 1, 2025, the Company adopted ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies that contractual sale restrictions that are specific to the holder of a digital asset (e.g., lock-up agreements) are not considered part of the unit of account of the digital asset and, therefore, should not be considered in measuring fair value under ASC 820.

In accordance with the specialized transition guidance for investment companies under ASC Topic 946, the Company applied the amendments to a digital asset that became subject to a contractual sale restriction (or when an existing contractual restriction is modified) on or after the date of adoption. For a digital asset that became subject to a contractual sale restriction before the date of adoption, the Company continued to account for this digital asset using the accounting policy applied before the adoption of the amendments until such restriction expires or is modified. The adoption of this standard did not have a material impact on the Company’s Statements of Assets and Liabilities, Statements of Operations, Statements of Changes in Accumulated Deficit, Statements of Cash Flows, or Schedule of Investments.

3. Fair value measurements

The Company’s stated accounting policy is that its investments are to be recorded at fair value and categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 2.

Departure from U.S. GAAP: U.S. GAAP requires the Company’s investments to be recorded at fair value, or at net asset value (NAV) as a practical expedient, in accordance with ASC 820. Currently, the Company’s investment in an affiliated private investment company is carried at its historical cost. Because the underlying affiliated fund is not subject to an independent annual audit, management is unable to obtain sufficient, verifiable third-party audit evidence (such as audited financial statements of the underlying fund) required to substantiate a fair value or NAV measurement. The effects of this departure from U.S. GAAP on the accompanying financial statements cannot be reasonably determined.

The table below presents the Company’s investments as if they had been categorized within the fair value hierarchy based on management’s current expectation of the inputs that would be used to measure fair value, notwithstanding the GAAP departure described above. The following table presents information about the Company’s investments as of December 31, 2025:

Description	Level 1	Level 2	Level 3	Practical expedient	Total
Assets (at carrying value)
Private Investment company	$-	$-	$-	$2,482,000	$2,482,000
Mortgage loans	-	-	1,502,895	-	1,502,895
Total assets	$-	$-	$1,502,895	$2,482,000	$3,984,895

The Company did not have any investments as of December 31, 2024.

The Company did not have any transfers between any levels of the fair value hierarchy during the year ended December 31, 2025.

The following table summarizes the Company’s investment in private investment company for which the Company’s stated policy is to measure fair value using the NAV practical expedient as of December 31, 2025. As described above, this investment is carried at cost as of December 31, 2025, which represents a departure from U.S. GAAP.

Class of Investment	Carrying value at December 31, 2025	Unfunded commitments	Redemption frequency	Redemption notice period
Private investment company	$2,482,000	$-	NA	NA

4. Accumulated deficit

Under the articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is 75,000 shares with a $1,000 par value per share. As of December 31, 2025 and December 31, 2024, no shares have been issued.

5. Operating agreements

The Company is managed pursuant to a Management Services Agreement (the “Management Agreement”) originally entered into on April 1, 2024. During the year ended December 31, 2025, the counterparty providing services to the Company under the Management Agreement changed once, as follows:

●	From January 1, 2025 through June 1, 2025, services under the Management Agreement were provided by LMMS Management, LLC, the original counterparty under the Management Agreement. LMMS Management, LLC was owned by Bequest Capital, LLC, which itself is owned 50/50 by Shawn Muneio and Martin Saenz. LMMS Management, LLC has since been dissolved.

●	From June 2, 2025 through December 31, 2025, services under the Management Agreement were provided by Bequest Capital, LLC, the Company’s sole stockholder, pursuant to an Assignment of Management Services Agreement dated June 2, 2025, by which LMMS Management, LLC assigned all of its right, title, and interest in the Management Agreement to Bequest Capital, LLC.

Effective March 31, 2026, services to the Company are provided by Bequest Asset Management, LLC, pursuant to a new Management Services Agreement of that date, replacing Bequest Capital, LLC in that role. See Note 13.

6. Related party transactions

Management fees

The Manager depends upon the fees and other compensation that it receives in connection with the management of the Company’s assets to conduct its operations. Under the Management Agreement, the Company pays the Manager a fee calculated as an annualized 3% of the total sum of invested monies, calculated as of the last calendar day of the month. Additionally, the Manager is entitled to reimbursement in the amount of $45,000 for startup and administrative costs.

For the year ended December 31, 2025, the Company incurred $57,960 of management fees in the aggregate, all of which were paid or payable to LMMS Management, LLC and Bequest Capital, LLC for the respective periods during which each acted as Manager. Of this amount, $45,981 remains payable as of December 31, 2025. For the period (since inception on February 15, 2024) ended December 31, 2024, the Company did not incur management fees.

Investment in Bequest Funds, LLC

During the year ended December 31, 2025, the Company acquired and held a preferred equity interest in Bequest Funds, LLC, an affiliate of the Company under common ownership and control. Bequest Funds, LLC is a Regulation D 506(c) private fund of which Mr. Saenz and Mr. Muneio serve as Managing Partners and in which they hold ownership interests in the sponsor.

For the year ended December 31, 2025, the Company’s transactions with Bequest Funds, LLC were as follows: cash contributions to Bequest Funds, LLC of $2,932,000; cash redemptions of capital from Bequest Funds, LLC of $559,400; preferred return income recognized of $109,400, of which $88,111 was received in cash during the year and $21,289 remained receivable at December 31, 2025 (reported in due from affiliates); and net investment in Bequest Funds, LLC at December 31, 2025 of $2,482,000. The Company invested in Bequest Funds, LLC on the same terms as other similarly situated investors in that vehicle, including the same preferred return rate, redemption mechanics, and reporting practices.

Due from affiliates

The Company’s due from affiliates are all with related parties under common control. All amounts are due on demand and are classified as short-term. As of December 31, 2025, the receivable from Bequest Funds, LLC reported in the statement of assets and liabilities amounts to $21,289 and represents amounts due from affiliates for preferred returns receivable from Bequest Funds, LLC.

Due to affiliates

The Company’s amounts due to affiliates are all with related parties under common control. All amounts are due on demand and are classified as short-term. The Company has entered into a Line of Credit with its affiliate, Bequest Legacy Fund I, LLC, on April 8, 2024. The revolving line of credit has a drawdown limit of $100,000 and bears interest at 12% per annum on all outstanding balances during the term. The Line of Credit, originally scheduled to mature on April 8, 2025, is due on demand.

For the year ended December 31, 2025, the Company incurred $5,265 of interest under the Line of Credit. The Company did not pay any interest in cash to Bequest Legacy Fund I, LLC during the year; instead, accrued interest was added to the principal balance. As of December 31, 2025, amounts due to affiliates totaled $51,462, representing the outstanding balance under the Line of Credit (including accrued interest) payable to Bequest Legacy Fund I, LLC, and are included in the statements of assets and liabilities. As of December 31, 2024, amounts due to affiliates totaled $54,057, consisting of $37,307 payable to Bequest Legacy Fund I, LLC and $16,750 payable to Bequest Capital, LLC. These amounts represent payments made to or on behalf of the Company and are reported in the statements of assets and liabilities.

7. Administrative services

Formidium Corp. (the “Administrator”) serves as the Company’s administrator and performs certain administrative and accounting services on behalf of the Company.

8. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

9. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company was recently incorporated and has a limited operating history. While the Company has raised funds from bondholders, which have since been invested, it continues to incur recurring operating losses and has accumulated a deficit since inception. The Company remains dependent on external financing to fund its operations and meet its obligations over the next 12 months. These factors, including the Company’s limited operating history, recurring operating losses, accumulated deficit, and dependence on external financing, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements were available to be issued.

Management has evaluated these conditions and has developed a plan to raise additional funds through a Regulation A offering to support ongoing operations and future growth. While management believes this plan will provide the necessary capital to sustain operations, these plans are not fully within the Company’s control and cannot be assured of success. Accordingly, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10. Payable to bondholders

As of December 31, 2025, $4,640,367 is presented as payable to bondholders on the statements of assets and liabilities. The Company has issued multiple series of unsecured bonds (Series A through Series F) to third-party investors pursuant to the Company’s Regulation A offering. The bonds generally bear interest at fixed stated rates ranging from 5% to 8% per annum, were issued on various dates during 2025, and mature on various dates through 2030. Interest is generally payable monthly in arrears and principal is due at maturity, subject to the specific terms of each series (including, as applicable, optional redemption provisions). The net proceeds from the issuance of the bonds were used for investment purposes.

The Company engages an independent third-party service provider to administer the bondholder records and provide related schedules and reports. The recorded liability of $4,640,367 reflects management’s best estimate of the obligation to bondholders as of December 31, 2025 based on the information available to management as of the date these financial statements are available to be issued.

Departure from U.S. GAAP: U.S. GAAP requires the separate classification and disclosure of the current and noncurrent portions of long-term liabilities. The Company has not separately disclosed the current and noncurrent portions of the payable to bondholders as of December 31, 2025, and the entire balance of $4,640,367 has been presented as a current liability in the statements of assets and liabilities. Management has not completed the procedures necessary to determine and present the appropriate short-term and long-term breakout of the payable to bondholders balance as of December 31, 2025, including with respect to the related accuracy, classification, and presentation assertions. The effects of this departure from U.S. GAAP on the accompanying financial statements have not been determined.

11. Financial highlights

The Company does not have any classes of common shares or other non-managing investor equity interests outstanding. Accordingly, there are no classes of common shares for which financial highlights are required, and financial highlights have not been presented for the years ended December 31, 2025 and 2024.

12. Subsequent-period information

Subsequent-period general ledger details and interim financial statements for the period from January 1, 2026 through May 15, 2026 were not made available to the Company’s independent auditors. As a result, certain procedures relating to subsequent events and period-end cut-off, and related audit evidence regarding transactions and events occurring during that period, could not be performed prior to the date these financial statements are available to be issued. Management is in the process of completing and reconciling the Company’s general ledger and interim financial information for that period and intends to make such information available in connection with subsequent reporting periods. The possible effects of any undetected misstatements on the accompanying financial statements that may result from the unavailability of this information have not been determined.

13. Subsequent events

The Company has performed an evaluation of subsequent events through May 15, 2026, which is the date that the financial statements were available to be issued. Due to the Company’s inability to obtain complete general ledger detail and interim financial information for the period from January 1, 2026 through May 15, 2026, management’s evaluation of subsequent events was based on incomplete underlying accounting records for that period. Accordingly, additional subsequent events may exist that have not been identified.

Manager change

On March 31, 2026, the Company appointed Bequest Asset Management, LLC as the Company’s manager pursuant to a new Management Services Agreement of that date, replacing Bequest Capital, LLC in that role. Bequest Asset Management, LLC was organized as a Delaware limited liability company on March 31, 2026. The membership interests of Bequest Asset Management, LLC are anticipated to be held by a combination of Mr. Muneio, Mr. Saenz, Mr. Friedman, Mr. Keefe, and outside investors. The Investment Committee was also reconstituted in connection with the management transition and, as of the date these financial statements are available to be issued, consists of three (3) members: Shawn Muneio, David Friedman, and James Keefe.

Investigation and voluntary self-report to the Securities and Exchange Commission by affiliates

Subsequent to December 31, 2025, Bequest Funds, LLC and Bequest Legacy Fund I, LLC (together, the ‘Affiliated Funds’) identified that they had used investor capital contributions to fund operating preferred return payments earlier than permitted under their operating agreements and voluntarily reported this matter to the U.S. Securities and Exchange Commission. The Affiliated Funds have suspended payment of operating preferred returns while they evaluate the matter and are conducting investigations and related procedures to assess any impacts on their operations and financial position.

The Company is not itself the subject of the SEC matter or related investigations. As described in Note 6, as of December 31, 2025 the Company held a preferred equity interest in Bequest Funds, LLC carried at $2,482,000 and had recognized preferred return income and recorded related receivables and payables with the Affiliated Funds. Because the investigations and evaluations by the Affiliated Funds and any regulatory outcomes are ongoing, the potential effects on the carrying value of the Company’s investment in Bequest Funds, LLC, the related receivable and payable balances, and the recognition of preferred return income in future periods cannot be reasonably estimated as of the date these financial statements are available to be issued.

Other than the matters described above, management has not identified any subsequent events that would require disclosure or recognition in the financial statements.

Item 8. Exhibits

Articles of Incorporation, Bequest Bonds I, Inc., dated March 19, 2024*	2.1
Bylaws of Bequest Bonds I, Inc., dated March 19, 2024*	2.3
Form of Bond Certificate*	3.1
Form of Investor Agreement*	3.2
Subscription Agreement dated June 4, 2025*	4.1
Management Agreement of LMMS Management LLC dated April 12, 2024, Subsequently assiged to Bequest Capital LLC*	6.1
Management Agreement of Bequest Asset Management, LLC dated March 31, 2026	6.2
Letter re Change in Certifying Accountant	9.1
Consent of Independent Auditor	11.1

*	Filed Previously and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sarasota, Florida, on May 26, 2026.

Bequest Bonds I, Inc.

/s/ Shawn Muneio
By: Shawn Muneio
Principal Executive Officer
Chief Executive Officer of Bequest Asset Management, LLC

/s/ David Friedman
By: David Friedman
Principal Financial and Accounting Officer
Chief Financial Officer of Bequest Asset Management, LLC